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                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                   FORM 11-K
                                 ANNUAL REPORT
                       Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

[ X ]        ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
             SECURITIES EXCHANGE ACT OF 1983 (FEE REQUIRED)

                 For the fiscal year ended September 30, 1993

                                       OR

[   ]        TRANSITION REPORT PURSUANT TO SECTION 15(D) OF
             THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE
             REQUIRED)

               For the transition period from ___________ to __________
                         commission file number: 1-2883

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

    OMC Employee Stock Ownership and Tax Deferred Savings Plan

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Outboard Marine Corporation
                              100 Sea Horse Drive
                           Waukegan, Illinois  60085



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                             REQUIRED INFORMATION

Financial Statements

Items 1-3.

    Omitted in accordance with Item 4.

Item 4.

    The OMC Employee Stock Ownership and Tax Deferred Savings Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In accordance with this Item 4 and in lieu of the requirements of Items 1-3 herein, the following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA have been filed in paper format pursuant to Rule 311 of Regulation S-T under cover of Form SE.

      Report of Independent Certified Public Accountants.

          Statements of Net Assets Available for Plan Benefits for the years ended September 30, 1992 and 1993.

          Statements of Changes in Net Assets Available for Plan Benefits for the years ended September 30, 1992 and 1993.

          Notes to Financial Statements.

          Schedules I and II furnished pursuant to the requirements of Internal Revenue Service Form 5500.

                                                         Sequencially
                   Exhibits                              Numbered Page
                   --------                              -------------

    1.  Consent of Independent Certified Public                4
        Accountants with respect to the financial statements of the Plan for the year ended
        December 31, 1993.



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                                   SIGNATURE

    Pursuant to the requirements for the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                 OMC EMPLOYEE STOCK OWNERSHIP
                                                 AND TAX DEFERRED SAVINGS PLAN

Date:  October 7, 1994                      By:  JAMES R. SHEERAN
                                                 ----------------
                                                 James R. Sheeran
                                                 Member of the Management
                                                 Committee of the OMC Employee
                                                 Stock Owership and Tax
                                                 Deferred Savings Plan




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              CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

    As independent public accountants, we hereby consent to the incorporation by reference in this registration statement of our reports dated June 3, 1993 included (or incorporated by reference) in Outboard Marine Corporation Employee Stock Ownership and Tax Deferred Savings Plan Form 11-K for the year ended September 30, 1993 and to all references to our Firm included in this registration statement.



                                                          ARTHUR ANDERSEN LLP
                                                          -------------------
                                                          Arthur Andersen LLP
                                                          Milwaukee, Wisconsin
                                                          October 3, 1994

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